Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY

ISSUANCE EXAMINATION COMMITTEE OF CSRC OF THE

APPLICATION FOR THE NON-PUBLIC ISSUANCE OF

A SHARES OF THE COMPANY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021, 10 January 2022 and 10 August 2022 (the “Announcements”) and the circular of the Company dated 11 November 2021 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

On 13 September 2022, the Issuance Examination Committee of the CSRC reviewed the application of the Company for the A Share Issuance. According to the results of the review, the Company’s application for the A Share Issuance has been approved.

Currently, the Company has not received the written approval from the CSRC. The Company will make further announcement upon receipt of the official approval document from the CSRC.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 September 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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